EXHIBIT 99.1

Statoil announces acquisition of minority shareholding in Lundin Petroleum

STAVANGER, Norway, Jan. 14, 2016 (GLOBE NEWSWIRE) -- Statoil ASA (OSE: STL, NYSE: STO) has acquired 37,101, 561 shares in Lundin Petroleum AB (publ.), corresponding to 11.93 percent of the shares and votes, at a total purchase price of approximately SEK 4.6 billion. The investment in Lundin Petroleum will increase Statoil's indirect exposure to core assets on the Norwegian Continental Shelf ("NCS").

"We consider this a long term shareholding. The Norwegian Continental Shelf is the backbone of Statoil's business, and this transaction indirectly strengthens our total share of the value creation from core, high value assets on the NCS, " says Eldar Sætre, president and CEO of Statoil ASA.

Statoil is continuously looking to enhance value creation.  In recent years Statoil has farmed down in certain mature assets on the NCS to realize value for new investments. Through the acquisition of shares in Lundin Petroleum, Statoil increases its exposure to core field development projects and growth assets on NCS, including Johan Sverdrup and Edvard Grieg at attractive values. The investment underpins Statoil's long term interest and commitment to the future of the NCS.

Lundin Petroleum has over the last decade successfully built a strong portfolio on the NCS, and internationally in Malaysia, and France. The company had 187.5 million barrels of oil equivalent of reserves at the end of 2014. From 2002 to 2014 it increased its reserves base four fold, and produced 24,900 barrels of oil equivalent per day in 2014. In 2015 it has booked net 2P reserves of 515 million barrels of oil equivalent for the full field development of Johan Sverdrup, based on its 22.60 percent working interest.

Statoil is supportive of Lundin Petroleum's management, its board of directors and the strategy.  There is no plan to increase Statoil's shareholding in the company.

Further information:

Investor relations:
Peter Hutton, senior vice president Investor Relations
Tel: +44 7881 918 792

Press:
Bård Glad Pedersen, vice president Media Relations
Tel: +47 918 01 791

This information is subject of the disclosure requirements acc. to §5-12 vphl (Norwegian Securities Trading Act)